Filed Pursuant to Rule 497(e)
File Nos. 333-195493; 811-22961

ALPHA ARCHITECT U.S. QUANTITATIVE VALUE ETF (QVAL)
ALPHA ARCHITECT INTERNATIONAL QUANTITATIVE VALUE ETF (IVAL)
ALPHA ARCHITECT U.S. QUANTITATIVE MOMENTUM ETF (QMOM)
ALPHA ARCHITECT INTERNATIONAL QUANTITATIVE MOMENTUM ETF (IMOM)
ALPHA ARCHITECT VALUE MOMENTUM TREND ETF (VMOT)
each a series of Alpha Architect ETF Trust
(each a "Fund" and collectively, the "Funds")

September 4, 2020

Supplement to the
Summary Prospectuses, Prospectus, and Statement of Additional Information ("SAI")
dated February 4, 2020

NOTICE OF RETENTION OF EACH FUND'S INVESTMENT OBJECTIVE
&
NOTICE OF A CHANGE IN NUMBER OF SHARES
CONSTITUTING A CREATION UNIT FOR EACH FUND

Each Fund's investment objective is to seek to track the total return performance, before fees and expenses, of its corresponding index as described in the table below. The supplement revises previously-indicated changes to the Funds' investment objectives. Empowered Funds, LLC (the "Adviser"), in consultation with the Trust's Board of Trustees, has determined that it is currently in the best interest of shareholders to keep unchanged the Funds' investment objectives. The following reflects each Fund's current investment objective, which will remain unchanged.

Fund Name	Investment Objective
Alpha Architect U.S. Quantitative Value ETF	Seeks to track the total return performance, before fees and expenses, of the Alpha Architect Quantitative Value Index.
Alpha Architect U.S. Quantitative Momentum ETF	Seeks to track the total return performance, before fees and expenses, of the Alpha Architect Quantitative Momentum Index.
Alpha Architect International Quantitative Value ETF	Seeks to track the total return performance, before fees and expenses, of the Alpha Architect International Quantitative Value Index.
Alpha Architect International Quantitative Momentum ETF	Seeks to track the total return performance, before fees and expenses, of the Alpha Architect International Quantitative Momentum Index.
Alpha Architect Value Momentum Trend ETF	Seeks to track the total return performance, before fees and expenses, of the Alpha Architect Value Momentum Trend Index.

Currently, each Fund, other than the Alpha Architect Value Momentum Trend ETF, issues and redeems shares (Shares) on a continuous basis only in large blocks of 50,000 Shares, called "Creation Units." The Alpha Architect Value Momentum Trend ETF's current Creation Unit size is 25,000 Shares.

Effective on or about October 1, 2020, the Funds' Creation Unit sizes will be changed as follows:

Fund Name	New Creation Unit Size
Alpha Architect U.S. Quantitative Value ETF	10,000 Shares
Alpha Architect U.S. Quantitative Momentum ETF	10,000 Shares
Alpha Architect International Quantitative Value ETF	25,000 Shares
Alpha Architect International Quantitative Momentum ETF	25,000 Shares
Alpha Architect Value Momentum Trend ETF	10,000 Shares

Please retain this Supplement with your Summary Prospectuses, Prospectus, and SAI.